SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ______________ to __________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437


06040778

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England

PROCESSED
JUL 03 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING
RECEIVED
JUN 29 2006
WASH. DC
160
SECTION

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2005; and

Notes to Financial Statements.

The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 26, 2006

By: 

G. M. Engelmann
Chair, AstraZeneca Investment Committee

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement on Form S-8 of AstraZeneca PLC of our report dated June 20, 2006, with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2005 and 2004, the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2005, and the related supplemental schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 23, 2006

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements,
Report of Independent Registered Public Accounting Firm
and Supplemental Schedule

December 31, 2005 and 2004

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

December 31, 2005 and 2004



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan,
and the AstraZeneca Compensation and Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2005. These financial statements and the supplemental schedule referred to below are the responsibility of the AstraZeneca Compensation and Benefits Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the *Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974*. This supplemental schedule is the responsibility of the AstraZeneca Compensation and Benefits Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 20, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2005 and 2004

	2005	2004
ASSETS		
Investments:		
Common stock	$ 139,678,976	$ 114,858,110
Investment contracts with insurance companies	211,060,204	197,062,912
Investments in mutual funds	728,959,910	619,907,281
Investments in commingled funds	283,902,156	278,833,881
Investments in money market funds	48,075,934	46,427,570
Participant loans	21,732,991	20,024,315
Total investments	1,433,410,171	1,277,114,069
Employer contribution receivable	1,089,470	1,070,213
Net assets available for plan benefits	$ 1,434,499,641	$ 1,278,184,282

The accompanying notes are an integral part of these financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the years ended December 31, 2005, 2004 and 2003

	2005	2004	2003
Additions:			
Investment income:			
Net appreciation in			
fair value of investments	$ 56,153,045	$ 44,238,805	$ 190,871,555
Interest and dividends	54,814,675	27,412,489	18,324,410
Total investment income	110,967,720	71,651,294	209,195,965
Contributions:			
Sponsor	46,396,778	45,346,767	39,938,719
Participant	100,401,116	96,813,549	84,527,207
Rollovers	4,670,391	7,650,060	5,791,183
Total contributions	151,468,285	149,810,376	130,257,109
Total additions	262,436,005	221,461,670	339,453,074
Deductions:			
Benefits paid to participants and rollovers	106,098,270	89,020,678	55,282,679
Administrative expense	22,376	-	-
Total deductions	106,120,646	89,020,678	55,282,679
Net increase	156,315,359	132,440,992	284,170,395
Net assets available for plan benefits:			
Beginning of the year	1,278,184,282	1,145,743,290	861,572,895
End of the year	$ 1,434,499,641	$ 1,278,184,282	$ 1,145,743,290

The accompanying notes are an integral part of these financial statements.

1. Description of Plan:

General:

The following description of the AstraZeneca Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

On April 6, 1999, Zeneca Group PLC merged with Astra AB to become AstraZeneca PLC. Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated and thereafter known as the AstraZeneca Savings and Security Plan. Also effective July 1, 2000, sponsorship of the AstraZeneca Savings and Security Plan was transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the "Company"). The Company is an indirect wholly owned subsidiary of AstraZeneca PLC.

Regular full-time and part-time employees of the Company and AstraZeneca LP ("AZLP"), a participating employer as defined by the Plan, are eligible to immediately participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts ("ADRs"), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the "Act").

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.

Administrative Expenses:

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company. Administrative fees related to participant distribution mailings and short-term trading fees applicable to certain investment options are paid by the participant, as a reduction from their participant account.

Contributions:

Participants can make before-tax or after-tax contributions of up to 15% of annual eligible compensation, provided that total contributions do not exceed 15% of annual eligible compensation. The maximum amount of the Company match is 75 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

1. Description of Plan, continued:

Contributions, continued:

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation ("Fixed Company Contributions") for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the "legacy Zeneca provisions") of the AstraZeneca Defined Benefit Pension Plan. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions allocated to each participant account and paid to the trustee are invested in the investment funds designated by the participant.

Participant Accounts:

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings. Investment earnings allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

Vesting:

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Fixed Company Contributions cliff vest after the employee is credited with five years of service.

Participant Loans:

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken.

Payment of Benefits:

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). In addition, a participant may elect to withdraw all or part of his or her 401(k) account in special circumstances, as defined by the Plan.

Forfeited Accounts:

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. As of December 31, 2005 and 2004, the forfeiture account balances totaled $686 and $94,251, respectively. Forfeitures used to reduce Fixed Company Contributions were $173,148, $228,103, and $741,947 for the years ended December 31, 2005, 2004, and 2003, respectively.

2. Significant Accounting Policies:

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Basis of Accounting:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

Shares of common stock were valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Investment contracts with insurance companies are valued at contract value. Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

Payment of Benefits:

Benefits are recorded when paid.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

3. Investments:

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004:

	2005	2004
RiverSource New Dimensions Fund	$ 73,740,765	$ 85,269,109
AstraZeneca PLC ADRs	139,678,976	114,858,110
Fidelity Growth and Income Fnd	89,635,458	84,412,923
Fidelity U.S. Equity Index Commingled Pool	172,062,040	169,829,272
Mellon Asset Allocation Fund	111,840,116	109,004,609
T. Rowe Price Small Cap Value Fund	137,142,807	115,319,455

3. Investments, continued:

During 2005, 2004, and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004	2003
Mutual funds	$ 2,689,788	$ 52,738,504	$ 99,799,941
Common stock	39,761,226	(34,792,868)	45,497,713
Commingled funds	13,702,031	26,293,169	45,573,901
	$ 56,153,045	$ 44,238,805	$ 190,871,555

4. Investment Contracts with Insurance Companies:

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment cont racts and is debited for participant withdrawals. Th e contracts are included in the financial statements at contract value as reported to the Plan by each underlying insurer. Contract value represents initial deposits made under the contracts, plus interest. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for the years ended December 31, 2005 and 2004.

5. Internal Revenue Service Status:

On December 10, 2002, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective July 1, 2000, qualified under the applicable provisions of the *Internal Revenue Code*. The Plan has been amended since receiving the aforementioned determination letter, and a new determination letter has not been requested. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code*.

6. Plan Termination:

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject the provisions of ERISA and other applicable law.

7. Party-in-Interest Transactions:

Certain plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

Plan No. 002 EIN 23-2967016

Schedule H, Line 4i

Description	Fair/contract value
Common stock:	
* AstraZeneca PLC ADRs	$ 139,678,976
Investment contracts with insurance companies (Stable Value Fund):	
Allstate Life Insurance Company	8,351,514
Canada Life Assurance Company	6,439,080
Genworth Life & Annuity I	15,725,617
Hartford Life Insurance Company	13,351,295
ING - Aetna	4,549,214
Jackson National Life	8,644,331
John Hancock Mutual Life Insurance	15,293,343
Massachusetts Mutual	14,592,361
Metropolitan Life Inc.	15,360,979
Monumental Life Insurance Company	15,381,365
Mutual of America	11,777,817
New York Life Insurance Company	14,944,806
Ohio National Life Insurance Company	6,906,024
Pacific Life Insurance Company	15,388,923
Principal Life Insurance	13,109,034
Protective Life Insurance	5,197,888
Prudential Insurance Company of America	9,314,379
Security Life of Denver Insurance Company	11,424,898
Travelers Insurance Company	5,307,336
	211,060,204
Investments in mutual funds:	
RiverSource New Dimensions Fund	73,740,765
* Fidelity Growth and Income Fund	89,635,458
* Fidelity OTC Portfolio	38,236,554
Glenmede International Fund	55,082,026
Merrill Lynch Basic Value	53,291,790
* Spartan International Index	31,412,976
T. Rowe Price Small Cap Value Fund	137,142,807
Vanguard Growth Index	59,789,502
Vanguard Total Bond Market Investment	26,361,076
Vanguard Mid Cap Index	64,076,503
Vanguard Small Cap Index	39,088,659
Vanguard Value Index	35,505,575
Vanguard Balanced Index	21,620,476
Vanguard Explorer Admiral	3,975,743
	728,959,910
Investments in commingled funds:	
Mellon Asset Allocation Fund	111,840,116
* Fidelity U.S. Equity Index Commingled Pool	172,062,040
	283,902,156
Investments in money market funds:	
* FMTC Institute Money Market	10,992,383
Vanguard Prime Money Market	37,083,551
	48,075,934
Participant loans (bearing interest rates from 4% to 10%)	21,732,991
Total assets held for investment purposes	$ 1,433,410,171

* Party-in-interest